FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: July 9, 2013

Table of Contents

Press Release July 9, 2013

VIRGINIA MINES ANNOUNCES A STRATEGIC ALLIANCE WITH ALTIUS MINERALS CORPORATION

Virginia Mines Inc. (“Virginia”) (TSX:VGQ) is pleased to announce the signing of a strategic alliance with Altius Minerals Corporation (TSX:ALS) (“Altius”) whereby Virginia and Altius will cooperate to explore geological settings favourable for different types of mineralization in the Labrador Trough.

This strategic alliance merges two project generation teams that have exhibited excellent track records of exploration success and also succeeded in attracting strong partners to their respective jurisdictions in eastern Canada. Virginia and Altius will share their collective experience and databases, co-fund exploration programs, and jointly seek partners for any new projects that are created in the Labrador Trough. Target evaluation is underway and initial reconnaissance is being planned for the upcoming field season. A total budget of about $600,000 will be allocated to the 2013 campaign.

About Altius

Altius is focused on the mining and resources sector through prospect generation and the creation and acquisition of royalties and investments. Altius has a strong financial position with total assets of approximately $257 million, including $145 million in cash and marketable securities. It has also built a portfolio of directly and indirectly held junior resource investments, including 32.9 million shares of Alderon Iron Ore Corp. (“Alderon”).

Altius owns a 3% gross sales royalty on the Kami iron ore project of Alderon, an effective 0.3% net smelter return royalty on the producing Voisey’s Bay nickel-copper-cobalt mine, a 2% gross sales royalty on uranium in the Central Mineral Belt project of Paladin Energy Limited, and several earlier stage resource project royalties. Its growing project generation pipeline consists of a diversified portfolio of exploration projects, many of which have attracted joint venture funding partners.

Altius is a member of the S&P/TSX Global Mining Index and currently has 27,833,404 shares outstanding.

About Virginia

Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $39.7 million as at February 28, 2013, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.